MIDLAND CAPITAL HOLDINGS CORPORATION
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2006	2005	2006	2005
Net Income	$171,486	$253,392	$392,726	$527,241

Weighted average common shares outstanding for basic computation	372,600	372,600	372,600	372,600

Basic earnings per share	$0.46	$0.68	$1.05	$1.42

Weighted average common shares outstanding for basic computation	372,600	372,600	372,600	372,600
Common stock equivalents due to dilutive effect of stock options	—	—	—	—

Weighted average common shares and equivalents outstanding for diluted computation	372,600	372,600	372,600	372,600

Diluted earnings per share	$0.46	$0.68	$1.05	$1.42